Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

The following was provided to certain employees of the Sally Beauty Company and Beauty Systems Group businesses of Alberto-Culver Company.

SALLY BEAUTY COMPANY

Stock Options and Restricted Stock

Questions and Answers

February 3, 2006

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver Company or Regis Corporation and Alberto-Culver and Regis intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus-information statement, which will be mailed to security holders, and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Investor Relations at 708-450-3145. Documents filed with the SEC by Regis will be available free of charge by contacting Regis’ Investor Relations and Investment Benefits at 952-947-7000.

The respective directors and executive officers of Alberto-Culver and Regis and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005, and information regarding Regis’ directors and executive officers is available in its proxy statement filed with the SEC by Regis on September 26, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus-information statement and other relevant materials to be filed with the SEC when they become available.

Sally Beauty Company

Stock Option/Restricted Stock Related Q&A

2/3/2006

A word about stock options.

Historically, stock options are used by Alberto-Culver as a long-term incentive for a select group of key employees at various levels to align incentive pay with shareholders’ interests, to motivate them to maximize their efforts towards Alberto-Culver’s long-term success and to encourage ownership of Alberto-Culver’s common shares by these key employees throughout the company.

What happens to my stock options?

-	All unvested stock options will vest at the time of the closing of the transaction. This means that all stock options will be fully exercisable effective with the closing of the transaction.

The vesting is not happening now upon the announcement of the transaction – it will happen upon the closing of the transaction which we expect to occur in late spring or early summer.

-	Stock options for Sally/BSG employees will be converted into options to purchase Regis (RGS) shares (you will no longer have options to purchase Alberto-Culver shares).

-	The original 10-year term of the stock options will not change. Participants will continue to have 10 years from the original grant date for each outstanding option to exercise the options (subject to a shorter period if a participant terminates his/her employment with Sally/BSG).

-	These stock options held by Sally/BSG employees will be adjusted to ensure that both (1) the total intrinsic value of your options* and (2) the ratio of the exercise price of the stock option to the market price of the underlying share remain the same immediately before and immediately after the adjustment.

*	Intrinsic value of stock options =

(Market Price – Exercise Price) x Number of options.

-	The actual adjustment will not be determined until after closing of the spin/merge transaction has occurred, as the adjustment is dependent on the market prices of the ACV and Regis shares immediately prior to the closing date.

-	Examples of how the stock options will be adjusted are provided on Pages 6-8.

Sally Beauty Company

Stock Option/Restricted Stock Related Q&A

2/3/2006

Will there be a blackout period for exercising stock options?

-	Yes, we expect there will be a blackout period for exercising stock options that will begin several business days before the closing of the transaction and continue for several business days after the closing . This blackout period will allow a clean cut-off of outstanding shares for the record date for the transaction, will provide time to properly adjust the number of stock options and exercise price for the transaction and will provide time for the database of Sally/BSG employees’ stock options to be transferred to Regis.

For stock option holders, will anything be done to make participants whole for the value of their options as of the date of the announcement of the transaction (1/10/2006)?

-	The price of Alberto-Culver shares fluctuates every day and will continue to do so during the time between the announcement and the closing of the transaction. The company can not make any assurances regarding Alberto-Culver’s share price and can not make participants whole for the implied value of their stock options on the announcement date.

Prior to the completion of the transaction, can I exercise my vested stock options and receive 0.6 Regis shares and the special $3 cash dividend in respect to the Alberto-Culver shares received from the exercise?

-	Stock option participants are free to exercise their currently vested stock options at any time prior to the blackout period described above (this does not include options that are currently unvested that will vest upon the closing of the transaction); subject to restrictions that are always in place for (1) all officers and (2) any employee that is aware of material non-public information about Alberto-Culver.

-	If a participant exercises a stock option through the “cashless” program with Smith Barney and sells all the shares obtained in the exercise, the participant will not receive either the 0.6 Regis shares or the special $3 cash dividend.

Sally Beauty Company

Stock Option/Restricted Stock Related Q&A

2/3/2006

-	If a participant exercises a stock option through the “cashless” program with Smith Barney and sells only enough shares obtained in the exercise, to cover the exercise price and withholding taxes, the participant will receive both the 0.6 Regis shares and the special $3 cash dividend on the number of net shares received from the exercise (as long as the exercise occurs prior to, and the shares are continued to be held through, the record dates for both the spin/merge and the special cash dividend).

-	If a participant exercises a stock option by delivering a check to the company (i.e., does not sell any shares to cover either the exercise price or withholding taxes), the participant will receive both the 0.6 Regis shares and the special $3 cash dividend on the shares received from the exercise (as long as the exercise occurs prior to, and the shares are continued to be held through, the record dates for both the spin/merge and the special cash dividend).

-	If a participant exercises a stock option by delivering previously owned Alberto-Culver shares to the company to cover the exercise price and withholding taxes, the participant will receive both the 0.6 Regis shares and the special $3 cash dividend on the shares received from the exercise net of those shares surrendered (as long as the exercise occurs prior to, and the shares are continued to be held through, the record dates for both the spin/merge and the special cash dividend).

Sally Beauty Company

Stock Option/Restricted Stock Related Q&A

2/3/2006

A word about restricted stock.

Restricted stock is a long-term incentive used in very limited circumstances to retain and motivate key employees in specific situations in return for exceptional levels of individual performance. Restricted stock grants are not made to individuals on an annual basis. Instead, restricted stock grants are made to a very limited group of individuals from time to time, which must be approved by the board of directors, based on specific circumstances including truly outstanding individual performance, specific compensation issues, specific retention issues, significant added responsibilities, etc.

What happens to my restricted stock?

-	Consistent with stock options, all unvested restricted stock will vest at the time of the closing of the transaction, which we expect to occur in the late spring or early summer. This means that all restricted shares will be owned by the participants effective with the closing of the transaction and there will be no risk of forfeiture.

-	Consistent with the past, restricted stock participants will have to pay withholding taxes on the value of the restricted shares on the day the shares become fully vested.

-	Consistent with the past, restricted stock participants will be given an opportunity to choose the method of paying for the required withholding taxes: either by writing a check or by having shares withheld.

-	After the withholding taxes are paid, restricted stock participants will be treated just like any other Alberto-Culver shareholder and will receive 0.6 Regis shares and a special $3 cash dividend for each Alberto-Culver share owned (after deducting shares withheld for taxes, if that payment method is chosen by the participant) (as long as the shares are continued to be held through the record dates for both the spin/merge and the special cash dividend).

Sally Beauty Company

Stock Option/Restricted Stock Related Q&A

2/3/2006

Hypothetical Stock Option Examples:

Set forth below are examples of the value to be received by a Sally/BSG employee based on hypothetical trading prices of Alberto-Culver and Regis stock. The examples, including the trading prices of Alberto-Culver and Regis stock, are for illustrative purposes only. The actual price at which Regis stock trades immediately prior to the closing will determine the value of consideration to be received by Alberto-Culver stockholders in the spin/merge transaction and the price at which Regis and Alberto-Culver stock trades immediately prior to the closing will determine the adjustments to the number and value of the Alberto-Culver stock options. These trading prices as well as the post-transaction trading prices of Alberto-Culver and Regis stock will be influenced by a number of factors, most of which are beyond Alberto-Culver’s and Regis’s control. Accordingly, you should not rely upon our assumptions and the examples in evaluating the transaction. This document is not intended to be, and should not be taken as, financial, legal or tax advice. You should consult with your own advisors with respect to such matters.

-	Assumptions: Employee holds options to purchase 1,000 shares of Alberto-Culver at $30 per share. On the last day that Alberto-Culver trades before the transaction closes:

Case A—Alberto-Culver shares close trading at $40 and Regis shares close trading at $36. Total intrinsic value of the 1,000 Alberto-Culver options is $10,000 ($40 stock price—$30 exercise price = $10 x 1,000 options). The ratio of the exercise price to the market price is 75% ($30 exercise price / $40 stock price).

Case B—Alberto-Culver shares close trading at $45 and Regis shares close trading at $40. Total intrinsic value of the 1,000 Alberto-Culver options is $15,000 ($45 stock price—$30 exercise price = $15 x 1,000 options). The ratio of the exercise price to the market price is 66.7% ($30 exercise price / $45 stock price).

Case C—Alberto-Culver shares close trading at $50 and Regis shares close trading at $46. Total intrinsic value of the 1,000 Alberto-Culver options is $20,000 ($50 stock price—$30 exercise price = $20 x 1,000 options). The ratio of the exercise price to the market price is 60% ($30 exercise price / $50 stock price).

Sally Beauty Company

Stock Option/Restricted Stock Related Q&A

2/3/2006

-	As noted previously, stock options held by Sally/BSG employees will be converted into options to purchase Regis shares and will be adjusted to ensure that both (1) the total intrinsic value of the stock options and (2) the ratio of the exercise price of the stock option to the market price of the underlying share remain the same immediately before and immediately after the adjustment. Based upon the above assumptions, the following table provides the adjusted number of stock options and the adjusted exercise price of the options and demonstrates that the intrinsic value and ratio of the exercise price to the market price remain constant:

	Case A	Case B	Case C
Adjusted number of Regis stock options	1,111 1,000 x ($40/$36) = or 1,000 x 1.111 =	1,125 1,000 x ($45/$40) = or 1,000 x 1.125 =	1,087 1,000 x ($50/$46) = or 1,000 x 1.087 =
Adjusted exercise price of Regis stock options	$27.00 $30 / ($40/$36) = or $30 / 1.111 =	$26.67 $30 /($45/$40) = or $30 /1.125 =	$27.60 $30 /($50/$46) = or $30 / 1.087 =
Intrinsic value remains at (rounded to nearest $100)	$10,000 $36 - $27 = $9/share 1,111 options x $9 =	$15,000 $40 - $26.67 = $13.33/share 1,125 options x $13.33 =	$20,000 $46 - $27.60 = $18.40/share 1,087 options x $18.40 =
Ratio of exercise price to market price remains at	75% $27/$36 =	66.7% $26.67/$40 =	60% $27.60/$46 =

-	Please note that the actual adjustment of Alberto-Culver stock options held by Sally/BSG employees will be made through a two-step process:

-	First, as part of the spin-off, outstanding Alberto-Culver stock options will be converted into options to purchase Sally Holdings common stock.

-	Second, as part of the merger, the new Sally Holdings stock options will be converted into options to purchase Regis common stock.

Each step in the process will ensure that both (1) the total intrinsic value of the stock options and (2) the ratio of the exercise price of the stock option to the price of the underlying share remain the same immediately before and immediately after each adjustment.

For simplification purposes, the above example shows an adjustment made in one step (converting directly from Alberto-Culver stock options to Regis stock options). The end result of this one-step example should be substantially similar to the result if the example had been shown in a two-step process.